ECARX and Qualcomm Strengthen Relationship to Expand ECARX Product Portfolio Based on Snapdragon Cockpit Platforms
SHANGHAI, Apr. 29, 2025 (GLOBE NEWSWIRE) --ECARX (Nasdaq: ECX), (“ECARX” or the “Company”), a global automotive technology provider, announced a new phase of its collaboration with Qualcomm Technologies, Inc. Building on their long-term relationship, the two companies will leverage ECARX’s extensive experience in full-stack hardware and software development—successfully applied in over 8.1 million vehicles globally—and multiple generations of the Snapdragon® Cockpit Platform from Qualcomm Technologies, to jointly build an adaptable, innovative product matrix. By combining their advanced R&D capabilities and complementary technology strengths, ECARX and Qualcomm Technologies will further support automakers in accelerating their transition toward intelligent, software-defined vehicles (SDVs).
Qualcomm Technologies, a leader in automotive technologies, continues to drive key technological transformation in the automotive sector with its advanced system-on-chips (SoCs). Its Snapdragon Cockpit Platforms deliver a comprehensive, feature-rich, and secure SoC portfolio, widely adopted by leading automakers and deployed in numerous production vehicles. As a full-stack automotive intelligence solution provider, ECARX is expanding its footprint and partnering with a growing number of OEMs to bring advanced technologies into mass production. This deepened strategic collaboration integrates Qualcomm Technologies’ foundational innovations with ECARX’s engineering execution expertise, driving faster innovation, ecosystem synergy, and delivery of hardware-software integrated solutions.
To seize the strategic opportunity presented by AI-driven transformation of SDVs in today’s automotive market, the strengthened relationship between ECARX and Qualcomm Technologies is anchored in intelligent solutions that combine breakthrough innovation, proven applications, and broad adaptability. Through deepened collaboration, the two companies aim to accelerate the development and deployment of SDVs. By empowering more automotive brands with exceptional intelligent experiences, ECARX and Qualcomm Technologies are committed to building an open, dynamic, and connected ecosystem for automotive intelligence.

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,900 employees based in 12 major locations in China, UK, USA, Sweden and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 8.1 million vehicles worldwide.

About Qualcomm
Qualcomm relentlessly innovates to deliver intelligent computing everywhere, helping the world tackle some of its most important challenges. Building on our 40 years of technology leadership in creating era-defining breakthroughs, we deliver a broad portfolio of solutions built with our leading-edge AI, high-performance, low-power computing, and unrivaled connectivity. Our Snapdragon® platforms power extraordinary consumer experiences, and our Qualcomm Dragonwing™ products empower businesses and industries to scale to new heights. Together with our ecosystem partners, we enable next-generation digital transformation to enrich lives, improve businesses, and advance societies. At Qualcomm, we are engineering human progress.
Qualcomm Incorporated includes our licensing business, QTL, and the vast majority of our patent portfolio. Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, substantially all of our engineering and research and development functions and substantially all of our products and services businesses, including our QCT semiconductor business. Snapdragon and Qualcomm branded products are products of Qualcomm Technologies, Inc. and/or its subsidiaries. Qualcomm patents are licensed by Qualcomm Incorporated.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com